Filed by Thermage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

Dear Valued Supplier,

We’re pleased to share with you some exciting news. As the attached press release outlines, this morning we announced that Thermage has entered into a definitive merger agreement to acquire Reliant Technologies, Inc., a leader in skin resurfacing and rejuvenation with its Fraxel™ product line. We are very enthusiastic about the results that the combined company may achieve and the potential it offers for our valued customers, employees, stockholders and suppliers.

Our acquisition of Reliant will be a critical milestone in our quest to deliver more innovative products and procedures to the growing aesthetics market. By acquiring Reliant, we will gain critical resources that will help us increase capacity, enhance efficiency, and strengthen our competitive position. These advantages, combined with our current strengths, will position us to deliver more compelling and innovative products. Combining Thermage and Reliant resources will support an installed customer base of more than 4,000 systems and allow us to expand into new markets.

Thermage’s executive management team will continue to serve in their current capacities. The combined company will retain the Thermage name, and our executive offices will remain in Hayward, California. We currently expect the proposed transaction to close during the fourth quarter of 2008, subject to customary closing conditions, including approval by Thermage stockholders.

As our supplier, you provide us with valuable resources and support and are a great asset to our company. We believe this is an exciting time for Thermage, and this proposed transaction provides the opportunity to enhance our product portfolio, distribution channels and relationships with customers. We’d like to thank you for the important role you’ve played in helping us reach this milestone and look forward to your continued participation in our growth and progress. If you have any questions, please do not hesitate to contact your representative here at Thermage. Thank you for your continued support and we look forward to updating you as we integrate the two companies.

Sincerely,

Clint Carnell

Chief Operating Officer

Safe Harbor

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage’s business are detailed in the Company’s Form 10-Q for the quarter ended March 31, 2008, and additional risk factors relating to the proposed transaction discussed in this communication will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.